UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Termination of Voting Agreement

In July 2019, Mr. Chaohui Chen, Mr. Zhiping Peng, and certain other members of the management and beneficial owners of UCLOUDLINK GROUP INC. (the “Company”) at the time entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties thereto were required to reach a consensus prior to exercising their voting rights with respect to the Company’s shares. In the event of a deadlock, the parties agreed to revote and abide by the decision supported by more than 60% of the parties in number. The Voting Agreement was filed as Exhibit 4.5 to the registration statement on Form F-1 filed by the Company with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990).

The Voting Agreement was terminated by mutual agreement of all parties thereto, effective December 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
Name:	Chaohui Chen
Title:	Director and Chief Executive Officer

Date: January 6, 2026

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